May 28, 2025

Michael Farr
Chief Executive Officer
Superstar Platforms Inc.
586 Cobb Parkway S., Suite 900
Marietta, GA 30060

       Re: Superstar Platforms Inc.
           Registration Statement on Form 10-12G
           Filed May 1, 2025
           File No. 000-56744
Dear Michael Farr:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12G filed May 1, 2025
Item 1. Business

1. We note the following disclosure: "Superstar Platforms, a leading national technology conglomerate, is the parent company that owns and controls a diversified portfolio of subsidiaries across various industries. Growth will primarily be driven through strategic acquisitions." Please revise to expand on your business developments, including those of your "subsidiaries." Please refer to the applicable provisions of
       Item 101 of Regulation S-K.
2. Please refer to the last full sentence under subsection titled "Business." Please revise to provide the number of shares for each class of securities that the Company is authorized to issue.
Item 1A. Risk Factors

3. Please revise the risk factors section generally to disclose risk factors that are specific to you, your business operations, and your securities. In this regard, we note
 May 28, 2025
Page 2

       certain references that do not appear to be relevant to your business operations, including references to HIPPA, and your statement that you are "providing secure information storage and maintaining the confidentiality of proprietary, confidential and trade secret information" of your clients.
4. We note your reference to "acquisition of the Group." Please revise to provide the definition of "the Group," and supplement your disclosure to describe such transaction, or advise. In this regard, we also note your reference to "the recent acquisition" under "ITEM 3-Properties." To the extent you are referring to the same
       "acquisition" transaction, please also revise to provide additional details under that section.
Item 2. Financial

5. Please provide the information called for by Items 303 and 305 of Regulation S-K, or
       advise. We note that, while you refer the readers to "'Management   s
Discussion and
       Analysis of Financial Condition and Results of Operations' in Exhibit 99.1," no such exhibit has been filed with the registration statement. To the extent you are a smaller reporting company, advise us whether you believe Item 305(e) of Regulation S-K applies and revise your disclosure accordingly.
Item 4. Security Ownership of Certain Beneficial Owners and Management

6. Please update the information in this section as of the most recent practicable date and provide the address of beneficial owners who are not "[y]our executive officers and directors," including MacFund Holdings, Convenient Grourmet Group LP, and
       Venkateswarlu Garikapati. Refer to Item 403 of Regulation S-K.
Item 5. Directors and Executive Officers

7. Please revise this section generally to provide the information called for by Item 401 of Regulation S-K, including all positions and offices with the registrant held by each director and executive officer, family relationships, and business experience during the past five years of each director and executive officer.
Item 6. Executive Compensation

8. Please provide all the information called for by Items 402 and 407(e)(4) of Regulation
       S-K. To the extent you are a smaller reporting company, please advise us whether you believe Item 407(g)(1) applies and revise your disclosure accordingly.
Item 7. Certain Relationships and Related Transactions, and Director
Independence

9. Please provide all the information called for by Items 404 and 407(a) of Regulation S-
       K as of the latest practicable date.
 May 28, 2025
Page 3
Item 10. Recent Sales of Unregistered Securities

10.    Please provide, to the extent relevant, the information called for by
Item 701 of
       Regulation S-K as to Beneficial Owners disclosed under "ITEM 4-Security Ownership of Certain Beneficial Owners and Management."
Item 11. Description of Registrant's Securities to be Registered

11. Please revise to provide all the information called for by Item 202 of Regulation S-K.
       In addition, we note your disclosure regarding your Preferred Stock and "EROP
       Enterprises LLC." As this appears to be the first time such disclosure is presented in your registration statement, please revise the registration statement throughout where relevant to include the appropriate disclosure as to your Preferred Stock and EROP
       Enterprises LLC.
Item 15. Financial Statements and Exhibits
Balance Sheets

12. We note the amounts Due to Related Party on the balance sheets. Please provide the disclosures required by ASC 850-10-50-1.
Notes to the Audited Financial Statements
Note 4 - Common Stock

13. Please revise this footnote to describe the transactions underlying the issuance of shares during 2023 and 2024.
Statements of Operations

14. Please correct the typographical error and disclose the amount of officers' salary incurred during the year ended December 31, 2023.
General

15. Please revise the registration statement to provide a clear picture of your business and current operations. For example, while you state that you are a "parent company that owns and controls a diversified portfolio of subsidiaries across various industries,"
       your disclosure focuses on PawnTrust, Inc. as your main current operation. In other parts of your disclosure, you mention "[y]our consultants" and "[y]our products and services," but it is unclear what the role of your "consultants" are, or what your
       "products and services" consist of. We also note that your financial statements disclose no assets except for cash. Please revise the registration statement throughout to clearly differentiate between activities you have implemented to date, activities you are in the process of implementing, and those that will be done in the future. We note that the disclosure in this filing appears, in part, anticipatory in nature. In this regard, we note your "plans to leverage Artificial Intelligence" into PawnTrust. To the extent you discuss your future plans for operations throughout the filing, such as incorporating Artificial Intelligence onto your platform, the discussion should be balanced with a time frame for implementing future plans, the steps and costs involved, and any obstacles involved before you can commence the planned operations, including the need for additional financing. If financing is currently not
       available, please make that clear.
 May 28, 2025
Page 4

16. You have checked the box for "Non-accelerated filer" but not "Smaller reporting company." You also state in the risk factor section, however, that you "are a 'smaller reporting company.'" Please revise to correctly identify the status of the Company.
17. Please revise the registration statement generally to provide up to date information as of the most practicable date. For example, we note that, in certain sections, you provide information as of December 31, 2024, including in regards to the total number
       Common Stock issued and outstanding under Item 4. In other sections, however, information is provided as of March 31, 2025, April 15, 2025, or April 16, 2025,
       including, for example, under Item 11 as follows: "Superstar Platforms Inc. has authorized one billion shares of $0.001 par value Common Stock of which 177,231,656 were issued and outstanding as of each of April 16, 2025."
Please revise
       for consistency.
18. Please be advised that your registration statement will automatically become effective
       60 calendar days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it. Please confirm your understanding.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Ta Tanisha Meadows at 202-551-3322 or Lyn Shenk at 202-551-3380
if you have questions regarding comments on the financial statements and related matters. Please contact Eddie Kim at 202-551-8713 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services